Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

ITC^DELTACOM, INC.

ITC^DeltaCom, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is ITC^DeltaCom, Inc.

2. This Amendment to Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 228 (by written consent of a majority in voting power of the corporation’s stockholders) of the General Corporation Law of the State of Delaware.

3. The Restated Certificate of Incorporation of the corporation, as heretofore amended, supplemented and restated, is amended by deleting Article 4 thereof in its entirety and inserting the following in lieu thereof:

ARTICLE 4

CAPITAL STOCK

The Corporation shall have the authority to issue a total of four hundred million (400,000,000) shares of capital stock, each with a par value of $0.01, consisting of three hundred fifty million (350,000,000) shares of Common Stock (“Common Stock”) and fifty million (50,000,000) shares of Preferred Stock (“Preferred Stock”). The Corporation shall not issue any class of non-voting capital stock. Notwithstanding the provisions of Section 242(b)(2) of the Delaware General Corporation Law, the number of authorized shares of Common Stock and Preferred Stock may, without a class or series vote, be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of a majority in voting power of the outstanding shares entitled to vote, voting together as a single class.

IN WITNESS WHEREOF, this Certificate of Amendment to Restated Certificate of Incorporation has been executed by a duly authorized officer of the corporation this 24th day of October 2005.

ITC^DELTACOM, INC.

By:	/s/ J. Thomas Mullis
Name:	J. Thomas Mullis
Title:	Senior Vice President-Legal
and Regulatory